SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549

                            ____________________

                                SCHEDULE 13D

                              (Amendment No. 1)

                  Under the Securities Exchange Act of 1934


                              NOXSO Corporation
                              (Name of Issuer)

                                Common Stock
                       (Title of Class of Securities)

                                 6701 55100
                               (CUSIP Number)

                             Richard J. Emmerich
                       Global Capital Management, Inc.
                             601 Carlson Parkway
                                  Suite 200
                         Minnetonka, Minnesota 55305
                               (612) 476-7200
                (Name, Address and Telephone Number of Person
              Authorized to Receive Notices and Communications)

                               Not Applicable
           (Date of Event Which Requires Filing of This Statement)

        If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].



                       (continued on following pages)

   CUSIP No. 6701 55100                        Schedule 13D (Amendment No. 1)


     1) Name of Reporting Persons/S.S. or I.R.S. Identification Nos. of Above Persons
             Global Capital Management, Inc./FEIN 41-1625323

     2)   Check the Appropriate Box if a Member of a Group  (a) [  ]
                                                            (b) [  ]

     3)    SEC Use Only


     4)   Source of Funds
             WC

     5)   Check if Disclosure of Legal Proceedings is Required Pursuant to
          Item 2(d) or 2(e)
             [  ]

     6)   Citizenship or Place of Organization
             Delaware

     Number of Shares Beneficially Owned by Each Reporting Person With:

          7)   Sole Voting Power
               668,000

          8)   Shared Voting Power
               0

          9)   Sole Dispositive Power
               668,000

          10)  Shared Dispositive Power
               0

     11)  Aggregate Amount  Beneficially Owned by  Each Reporting
          Person
               668,000

     12)  Check  if the  Aggregate Amount  in  Row (11)  Excludes
          Certain Shares [  ]

     13)  Percent of Class Represented by Amount in Row (11)
               4.3%

     14)  Type of Reporting Person
               CO

                              Page 2 of 4 Pages

                                     SCHEDULE 13D
                                   AMENDMENT NO. 1

               This Amendment No. 1 to the Statement on Schedule 13D is being filed pursuant to Section 13(d) of the Securities Exchange Act of 1934 and the rules and regulations promulgated thereunder. This Amendment No. 1 amends and supplements the Statement on
          Schedule 13D (the "Schedule 13D") relating to the common stock, par value $0.01 per share ("Common Stock"), of NOXSO Corporation, a Virginia corporation (the "Issuer"), previously filed by Global Capital Management, Inc., a Delaware corporation ("Global"). Capitalized terms used and not defined herein shall have the meanings set forth in the Schedule 13D. Except as amended herein, the Schedule 13D previously filed remains unchanged.

          ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

               Item 5(a) is amended by adding the following:

                    (a) At the time when the Schedule 13D was being drafted, the Issuer's most recent available filing with the Commission was its Form 10-Q for the quarter ended March 31, 1997, which indicated that as of April 30, 1997, the Issuer had 10,286,944 shares of Common Stock outstanding. Based on that number of shares, and treating the shares of Common Stock underlying the Warrants as also being outstanding, Global would have been deemed the beneficial owner of 6.3% of the Issuer's outstanding Common Stock.

                         On October 14, 1997, the Issuer filed a Form 10-K for its fiscal year ended June 30, 1997. Based on the Form 10-K, the Issuer had 14,999,651 shares of Common Stock outstanding as of September 30, 1997. Based on that number of shares, Global would have been deemed, as of the date of the Schedule 13D and at all times prior thereto, to have been the beneficial owner of less than 5% of the Issuer's outstanding Common Stock. Had the Form 10-K been available at the time when the
                         Schedule 13D was being prepared, the Schedule 13D would not have been filed.

               Item 5(c) is amended by adding the following:

                    (c) No transactions in Common Stock were effected by the Investors during the sixty (60) days prior to the date hereof.

               Item 5(e) is amended to read as follows:

                    (e) Global was never the beneficial owner of more than five percent of the Issuer's Common Stock.

                              Page 3 of 4 Pages
                                      SIGNATURE

               After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


          Date:     January 12, 1998           GLOBAL CAPITAL MANAGEMENT, INC.




                                              By:/s/John D. Brandenborg
                                                 ------------------------------
                                              Name:  John D. Brandenborg
                                              Title: Vice-President